March 19, 2020

Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Miso Robotics, Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed March 10, 2020

File No. 024-11112

Dear Mr. Spirgel,

Following a conversation with Mitchel Austin on March 19, 2020 regarding the Offering Statement of Miso Robotics, Inc. (the “Company”), the Company has amended its risk factor disclosure regarding its method of valuation. A corresponding change has been made to the offering page on www.seedinvest.com, as well as additional disclosure regarding the method of valuation with each reference to “pre-money valuation”. This changed language has been included as an additional “testing the waters” exhibit to the Offering Statement. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Buck Jordan

Chief Executive Officer

Miso Robotics, Inc.

561 East Green Street

Pasadena, CA 91101